

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Mr. Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
15550 Lightwater Drive, Suite 300
Clearwater, Florida 33760

Re: **Inuvo, Inc.**
            Registration Statement on Form S-4/A
            Amended on December 14, 2011
            File No. 333-177983

Dear Mr. Ruiz:

        We have limited our review of your registration statement to those issues we have
addressed in our comment.

        Please respond to this letter by amending your registration statement and providing
the requested information. Where you do not believe our comment applies to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

        After reviewing any amendment to your registration statement and the information
you provide in response to this comment, we may have additional comments.

Accounting Treatment of the Merger, page 83

1.   We note your response to comment one from our letter dated December 2, 2011. Please revise your disclosure of the accounting treatment of the merger to summarize the factors you considered in determining that Inuvo is the accounting acquirer in the transaction, as described in your response. Also make similar revisions to the Summary at page 14.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director

Cc: James Schneider, Esq.
        Schneider Weinberger LLP